UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number: 001-32929

POLYMET MINING CORP.
(Translation of registrant's name into English)

First Canadian Place
100 King Street West, Suite 5700
Toronto, Ontario Canada M5X 1C7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
[X] Form 20-F       [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [   ]      No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

EXPLANATORY NOTE

This report on Form 6-K and attached exhibit are incorporated by reference into Registration Statements No. 333-185071 and No. 333-192208 and this report on Form 6-K shall be deemed a part of such registration statements from the date on which this report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished by PolyMet Mining Corp. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Amendment No. 16 Relating to the Purchase Agreement

            On October 31, 2008, PolyMet Mining Corp., a corporation existing under the laws of British Columbia (the “Company”), entered into a purchase agreement, as amended (the “Purchase Agreement”), with Poly Met Mining, Inc., its wholly-owned subsidiary (the “Issuer”), and Glencore, AG (the “Purchaser”), pursuant to which, among other things, (1) the Issuer agreed to issue Floating Rate Secured Debentures due September 30, 2011 (each, a “Debenture” and collectively, the “Debentures”) in five separate tranches, consisting of four Debentures in the aggregate principal amount of US$25,000,000 and a fifth Debenture in the principal amount of US$25,000,000 (the “Original Tranche E Debenture”), in each case to be issued and delivered by the Issuer and paid for by the Purchaser upon fulfillment or waiver of certain conditions set forth therein; and (2) the Company issued a warrant, exercisable from time to time (the “Exchange Warrant”), to purchase common shares of the Company, without par value, in an amount equal to the principal amount of the Debentures divided by US$4.00. The first Debenture in the original principal amount of US$7,500,000 (the “Tranche A Debenture”) was issued to the Purchaser on October 31, 2008; (2) the second Debenture in the original principal amount of US$7,500,000 (the “Tranche B Debenture”) was issued to the Purchaser on December 24, 2008; (3) the third Debenture in the original principal amount of US$5,000,000 (the “Tranche C Debenture”) was issued to the Purchaser on June 18, 2009; and (4) the fourth Debenture in the original principal amount of US$5,000,000 (the “Tranche D Debenture” and together with the Tranche A Debenture, Tranche B Debenture and Tranche C Debenture, the “Outstanding Debentures”) was issued to the Purchaser on September 2, 2009.

            On November 12, 2010, the Company, the Issuer and the Purchaser entered into an Amendment and Waiver, pursuant to which, among other things, (1) the maturity date of each of the Outstanding Debentures and the expiration date of the Exchange Warrant were extended from September 30, 2011 to September 30, 2012, and (2) any and all obligations of the Issuer to issue the Original Tranche E Debenture and any and all obligations of the Purchaser to purchase the Original Tranche E Debenture pursuant to the Purchase Agreement were terminated and discharged in all respects (the “Original Tranche E Debenture Termination”). On November 30, 2011, the Company, the Issuer and the Purchaser entered into an Amendment and Waiver, dated as of November 30, 2011 (the “2011 Amendment and Waiver”), pursuant to which, among other things, the maturity date of each of the Outstanding Debentures was extended from September 30, 2012 to the earlier to occur of certain events or September 30, 2014.

            On April 9, 2013, the Company, the Issuer and the Purchaser entered into Amendment No. 14 Relating to the Purchase Agreement (“Amendment No. 14”) pursuant to which the Original Tranche E Debenture Termination was rescinded and the Issuer issued to the Purchaser a fifth secured Debenture in the principal amount of US$20,000,000 (the “Amended Tranche E Debenture”) due the day which is the earlier of (i) the completion of the a US$60,000,000 rights offering by the Company or (ii) May 1, 2014. The Amended Tranche E Debenture was repaid by the Company on July 4, 2013.

            On April 25, 2014, the Company, the Issuer and the Purchaser entered into an Amendment, pursuant to which, among other things, the maturity date of each of the Outstanding Debentures was extended from the earlier to occur of certain events or September 30, 2014 to the earlier to occur of the same certain events or September 30, 2015.

            On January 28, 2015, the Company, the Issuer and the Purchaser entered into Amendment No. 16 Relating to the Purchase Agreement (“Amendment No. 16”) pursuant to which, among other things, the Issuer agreed to issue to the Purchaser a tranche F debenture (the “Tranche F Debenture”), a tranche G debenture, (the “Tranche G Debenture”), a tranche H debenture (the “Tranche H Debenture”) and a tranche I debenture (the “Tranche I Debenture,” and collectively with the Tranche F Debenture, the Tranche G Debenture and the Tranche H Debenture, the “2015 Debentures”) in the aggregate principal amount of US$30,000,000. Each of the 2015 Debentures are due on the earlier of the availability of at least US$100,000,0000 of the Senior Construction Finance (as defined Amendment No. 16), or (ii) March 31, 2016 (the “2015 Debentures Maturity Date”).

Tranche F Debenture

            The Tranche F Debenture in the principal amount of US$8,000,000 was issued to the Purchaser on January 30, 2015. The Tranche F Debenture accrues interest at 8.6179% per annum until March 31, 2015. Thereafter, interest will accrue at a floating rate of LIBOR plus 8.0% per annum, such rate to be determined on March 31, June 30, September 30, and December 31 of each year. The Company shall pay all accrued and unpaid interest in cash on the earlier of (i) the Maturity Date, or (i) the Early Repayment Date (as defined in the Tranche F Debenture). The Tranche F Debenture contains certain events of default that are customarily included in financings of this nature. If an event of default occurs, the Purchaser may declare all of the then outstanding principal amount of the Tranche F Debenture, including any accrued and unpaid interest, to be due and payable immediately.

Confirmation of Secured Obligations Agreement

            As previously reported, in connection with the Purchase Agreement, (1) the Issuer and the Purchaser entered into a Security Agreement, dated as of October 31, 2008 (the “Issuer Security Agreement”), (2) the Company and the Purchaser entered into a Security Agreement, dated as of October 31, 2008 (the “Company Security Agreement”), (3) the Company and Glencore entered into a Pledge Agreement, dated as of October 31, 2008 (the “Pledge Agreement”) and (4) the Company has executed and delivered a Parent Guarantee in favor of Glencore, dated as of October 31, 2008 (together with the Issuer Security Agreement, the Company Security Agreement and the Pledge Agreement, the “Security Documents”). On January 30, 2015, the Company, the Issuer and the Purchaser have entered into a Confirmation of Secured Obligations Agreement (the “Confirmation of Secured Obligations Agreement”) pursuant to which each of the Company, the Issuer and the Purchaser have confirmed all obligations, undertakings, indebtedness and other liabilities of the Company and the Issuer of whatever nature, monetary or otherwise, under, arising out of, or in any way connected with Amendment No. 16 and the Tranche F Debenture, and all other agreements, instruments and documents executed by the Company or the Issuer in connection therewith or otherwise, constitute Obligations as defined in, and subject to the terms of, the Security Documents, secured for the benefit of the Purchaser by the Collateral (as defined therein).

Mortgage Amendment

            On January 29, 2015, the Issuer and the Purchaser entered into, and registered, an amendment (the “Amendment”) to the mortgage dated October 30, 2008 (the “Original Mortgage”) given by the Issuer in favor of the Purchaser. The Original Mortgage secured an original principal amount of US$50,000,000. The Amendment secured the additional principal amount of US$30,000,000 (representing the 2014 Debentures). The Issuer also obtained a standard date down endorsement to the Purchaser’s policy of title insurance.

Tranche G Debenture, Tranche H Debenture and Tranche I Debenture

            On or prior to April 15, 2015 (the “Tranche G Closing Date”), July 1, 2015 (the “Tranche H Closing Date”) and October 1, 2015 (the “Tranche I Closing Date”), the Issuer will, subject to certain conditions, issue to the Purchaser the Tranche G Debenture in the principal amount of US$8,000,000, the Tranche H Debenture in the principal amount of US$8,000,000 and the Tranche I Debenture in the principal amount of US$6,000,000, respectively. The issuance of each of the Tranche G Debenture, Tranche H Debenture and Tranche I Debenture is subject to the fulfillment (or waiver by the Purchaser) of certain conditions, including, but not limited to, the following: (1) the Original Mortgage and the Amendment being in full force and effect; (2) the standard date down endorsement to the Purchaser policy of title insurance being in full force and effect; (3) the actual and proposed capital expenditures and other expenses of the Company and the Issuer being in material compliance with the projections and planned expenditures that are set forth in the NorthMet Project Budget for fiscal year 2016; (3) the representations and warranties of each of the Company and the Issuer set forth in the Purchase Agreement being true and correct as of the Tranche G Closing Date, Tranche H Closing Date and Tranche H Closing Date, as the case may be, by reference to the facts and circumstances then existing; (4) the execution and the confirmation of secured obligations agreement dated each of the Tranche G Closing Date, Tranche H Closing Date and Tranche I Closing Date, as the case may be; (5) written confirmation from the Company that its obligations under the Parent Guarantee (as defined in the Purchase Agreement) remaining in full force and effect following the issuance of the Tranche G Debenture, Tranche H Debenture or the Tranche I Debenture, as the case may be; (6) receipt by the Purchaser of customary officer’s certificates and opinions; and (7) no Event of Default having occurred and be continuing as of the Tranche G Closing Date, Tranche H Closing Date and Tranche I Closing Date, as the case may be.

            The terms of the Tranche B Debenture, Tranche C Debenture and Tranche D Debenture will be the same as the terms of the Tranche A Debenture.

Incorporation by Reference

            Incorporated herein by reference are Amendment No. 16 (Exhibit 1), the Tranche F Debenture (Exhibit 2) and the Confirmation of Secured Obligations Agreement (Exhibit 3). The respective descriptions of Amendment No. 16, the Amended Tranche E Debenture and the Conformation of Secured Obligations Agreement are brief summaries only and are qualified in their entirety by the respective terms of each document.

            A copy of the press release is attached as Exhibit 99.1 and is also incorporated herein by reference.

SUBMITTED HEREWITH

Exhibits

Exhibit 1	Amendment No. 16 Relating to the Purchase Agreement dated January 28, 2015, among the Company, the Issuer and the Purchaser.

Exhibit 2	Tranche F Debenture.

Exhibit 3	Confirmation of Secured Obligations Agreement dated January 30, 2015, among the Company, the Issuer and the Purchaser.

Exhibit 99.1	News Release dated February 2, 2015.

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PolyMet Mining Corp.
(Registrant)

Date: February 2, 2015	By:	/s/ Douglas Newby

Name: Douglas Newby
Title: Chief Financial Officer